Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general meeting (the “ Meeting ”) of the holders (collectively, the “ Shareholders ”) of Class A Common Shares, Class B Variable Voting Shares, Class C Fully Voting Shares, and Class C Limited Voting Shares (collectively, the “ Telesat Corporation Shares ”) of Telesat Corporation (“ Telesat ” or the “ Company ”), as well as the holder of the Class A Special Voting Share, the Class B Special Voting Share, the Class C Special Voting Share (collectively, the “ Special Voting Shares ”) and the Golden Share of Telesat will be held in a virtual only meeting format via live audio webcast online at https : //meetnow . global/M 4 DTZXP at 1 : 30 p . m . (Ottawa time) on June 3 , 2026 . The Meeting is being held to consider the following matters : 1. to receive the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025, together with the auditors’ report thereon; 2. to elect the members of the board of directors of the Company (the “ Board ”); 3. to re - appoint the auditors of the Company for the ensuing year and authorize the Board to fix the remuneration to be paid to such auditors; and 4. to transact such other or further business as may properly come before the Meeting or any adjournment or postponement thereof. The management information circular (the “ Information Circular ”) provides additional information relating to proxies and the matters to be dealt with at the Meeting and forms part of this notice . Shareholders should access and review all of the information contained in the Information Circular before voting . Each person who is a holder of record of Telesat Corporation Shares at the close of business on April 9 , 2026 (the “ Record Date ”) is entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof . In addition, holders of Class A Units, Class B Units and Class C Units (collectively, “ Exchangeable Units ”) of Telesat Partnership LP (“ Telesat Partnership ”) at the close of business on April 9 , 2026 are entitled to receive notice of, and to attend and vote at, the Meeting, and any adjournment or postponement thereof . Holders of such Exchangeable Units will be entitled to vote at the Meeting pursuant to the Special Voting Shares and the Trust Voting Agreement, as further described in the Information Circular . The Company is electing to hold the Meeting in a virtual only format, which will be conducted via live audio webcast . Shareholders will not be able to physically attend the Meeting . Registered Shareholders, holders of Exchangeable Units, and duly appointed proxyholders will be able to attend, ask questions and vote at the Meeting online . Non - registered Shareholders (being those who beneficially own Telesat Corporation Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but will not be able to vote or ask questions at the Meeting . Registered Shareholders not planning or unable to attend the Meeting are requested to read the Information Circular and the form of proxy which accompanies this notice and to complete, sign, date and deliver the form of proxy, together with the power of attorney or other authority, if any, under which it was signed (or a notarially certified copy thereof) to the Company’s transfer agent, Computershare Investor Services Inc . (“ Computershare ”), either in person, by mail or courier, to 320 Bay Street, Toronto, Ontario M 5 H 4 A 6 , or via the internet at www . investorvote . com . To be effective, proxies must be received by Computershare not later than 1 : 30 p . m . (Ottawa time) on June 1 , 2026 or 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting . Late proxies may be accepted or rejected by the chair of the Meeting in his or her discretion, and the chair is under no obligation to accept or reject any particular late proxy . If you are holder of Exchangeable Units, you must provide your voting instructions to Telesat Corporation, as general partner of Telesat Partnership, not later than 5 : 00 p . m . (Ottawa time) on May 27 , 2026 or 48 hours prior to the proxy cut - off for any adjournment or postponement of the Meeting . Holders of Exchangeable Units must provide instructions to appoint a proxy, as described in the voting information form, by 5 : 00 p . m . on May 26 , 2026 . Non - registered Shareholders who received the proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary. A Shareholder who wishes to appoint a person other than the Telesat proxyholder nominees identified on the form of proxy or voting instruction form (including a non - registered Shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the Information Circular and on their form of proxy or voting instruction form accompanying this notice . These instructions include the additional step of registering such proxyholder with Computershare after submitting a form of proxy or voting instruction form . Failure to register will result in the proxyholder not receiving an invite code, which is used as their online sign - in credentials and is required for them to vote at the Meeting . Without an invite code, such proxyholder will only be able to attend the Meeting online as a guest . Non - registered Shareholders located in the United States must also provide Computershare with a duly completed legal proxy by email to uslegalproxy@computershare . com , or by courier to Computershare Investor Services Inc . , 320 Bay Street, Toronto, Ontario M 5 H 4 A 6 , if they wish to vote at the Meeting or appoint a third - party as their proxyholder . The Company is using the “notice - and - access” procedures adopted by the Canadian Securities Administrators for the delivery of the Information Circular, the Company’s audited annual financial statements for the year ended December 31 , 2025 along with the related management’s discussion and analysis . Under “notice - and - access”, Shareholders as of the Record Date are to receive a proxy form or voting instruction form enabling such holder to vote at the Meeting and a notice - and - access notification containing information about how to electronically access the Information Circular and Telesat’s audited annual financial statements for the year ended December 31 , 2025 along with the related management’s discussion and analysis . Shareholders are reminded to review the Information Circular prior to voting . The Information Circular, the Company’s audited annual financial statements and the associated management’s discussion and analysis can be viewed online at https : //www . telesat . com/investor - relations/ or under the Company’s profile on SEDAR+ at www . sedarplus . ca and on EDGAR at www . sec . gov . Registered Shareholders and non - registered Shareholders who have previously provided standing instructions to receive paper copies will receive such documents by mail . For more information regarding notice - and - access or to obtain a paper copy of these documents you may call Computershare toll - free at 1 - 866 - 962 - 0498 (or from outside of North America: 1 (514) 982 - 8716). DATED at Ottawa, Ontario this 15th day of April, 2026. BY ORDER OF THE BOARD OF DIRECTORS, (signed) “ Christopher DiFrancesco ” Christopher DiFrancesco Vice President, General Counsel and Secretary